UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

INNOLOG HOLDINGS CORPORATION

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Securities)

45777R106

(CUSIP Number)

Michael J. Kane
c/o Innolog Holdings Corporation
4000 Legato Road, Suite 830
Fairfax, Virginia 22033
(703)-766-1412

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 13, 2010

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45777R106

1.	Name of Reporting Persons
IRS Identification Nos. of Above Persons (Entities Only)
Michael J. Kane

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:

7.	Sole Voting Power 4,624,809*

8.	Shared Voting Power Not Applicable

9.	Sole Dispositive Power 4,624,809*

10.	Shared Dispositive Power Not Applicable

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,624,809*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 25.8%*

14.	Type of Reporting Person (See Instructions) IN

*This amount includes the following: 205,527 shares of Common Stock, 1,102,769 shares of Series A Convertible Preferred Stock that may be converted into 1,102,769 shares of Common Stock and warrants for the purchase of 1,779,495 shares of Common Stock, all owned directly by the Reporting Person.  This number also includes 137,018 shares of Common Stock, 700,000 shares of Series A Convertible Preferred Stock that may be converted into 700,000 shares of Common Stock and a warrant to purchase 700,000 shares of Common Stock owned by FIVEK Investments, LP.  Mr. Kane is the general partner of FIVEK Investments, LP and the person with voting and investment control over its securities.

CUSIP No. 45777R106

1.	Name of Reporting Persons
IRS Identification Nos. of Above Persons (Entities Only)
FIVEK Investments, L.P.
20-0349665

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:

7.	Sole Voting Power 1,537,018*

8.	Shared Voting Power Not Applicable

9.	Sole Dispositive Power 1,537,018*

10.	Shared Dispositive Power Not Applicable

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,537,018*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.2%*

14.	Type of Reporting Person (See Instructions) PN

*This amount includes the following: 137,018 shares of Common Stock, 700,000 shares of Series A Convertible Preferred Stock that may be converted into 700,000 shares of Common Stock and a warrant to purchase 700,000 shares of Common Stock.

Item 1.                 Security and Issuer

This statement relates to the Common Stock, $0.001 par value, of Innolog Holdings Corporation (the “Issuer”).  The Issuer’s address is 4000 Legato Road, Suite 830, Fairfax, Virginia 22033.

Item 2.                 Identity and Background

(a)           This statement is filed by Michael J. Kane and FIVEK Investments, L.P. (the “Reporting Persons”).

(b)           Mr. Kane’s address is 4000 Legato Road, Suite 830, Fairfax, Virginia 22033.

(c)           Mr. Kane is the Secretary, Treasurer and a director of the Issuer.

(d)           During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding.

(e)           During the last five years, neither of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Mr. Kane is a citizen of the United States.

(g)           FIVEK Investments, L.P. is a limited partnership formed under the laws of the state of Tennessee.  The principle business of FIVEK Investments, L.P. is the management of financial assets owned by the partners.  The address of FIVEK Investments, L.P. is 4000 Legato Road, Suite 830, Fairfax, Virginia 22033.

Item 3.                 Source and Amount of Funds or Other Consideration

The securities were acquired as a result of a merger among the Issuer and GCC Merger Sub Corp., the Issuer’s wholly-owned Nevada subsidiary, Galen Capital Corporation, a Nevada corporation, and Innolog Holdings Corporation, a Nevada corporation (the “Merger”).  The Merger was consummated on August 13, 2010.  In conjunction with the Merger, warrants and options which had been granted prior to August 13, 2010 by Innolog Holdings Corporation were assumed by the Issuer.

Item 4.                 Purpose of Transaction

The Reporting Persons acquired the securities as a result of the Merger.

Item 5.                 Interest in Securities of the Issuer

As computed using Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, Mr. Kane beneficially owns a total of 4,624,809 shares, or approximately 25.8%, of the Issuer’s Common Stock.  As the general partner of FIVEK Investments, L.P., Mr. Kane has sole voting and dispositive power over the securities owned by FIVEK Investments.  Aside from the securities owned by FIVEK Investments, L.P., Mr. Kane owns 205,527 shares of Common Stock, 1,102,769 shares of Series A Convertible Preferred Stock and warrants for the purchase of 1,779,495 shares of Common Stock.

As computed using Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, FIVEK Investments, L.P. beneficially owns a total of 1,537,018 shares, or approximately 10.2%, of the Issuer’s Common Stock.  This includes 137,018 shares of Common Stock, 700,000 shares of Series A Convertible Preferred Stock and a warrant to purchase 700,000 shares of Common Stock.

Item 6.                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Mr. Kane has 2 warrants, one of which was granted on March 31, 2009 for the purchase of 220,000 shares of the Issuer’s Common Stock and the other of which was granted on June 1, 2010 for the purchase of 1,559,495 shares of the Issuer’s Common Stock.  The exercise prices for the warrant shares are $0.0227 and $0.50, respectively.  The right to purchase the warrant shares will terminate on March 31, 2016 and June 1, 2015, respectively.  The warrants had been granted prior to the Merger and were assumed by the Issuer in conjunction with the Merger.  Mr. Kane also owns 1,102,769 shares of the Issuer’s Series A Convertible Preferred Stock.  As reported herein, FIVEK Investments, L.P. owns 700,000 shares of Series A Convertible Preferred Stock and a warrant for the purchase of 700,000 shares of the Issuer’s Common Stock at a price of $0.50 per share.  The warrant will expire on June 1, 2015.  The warrant had been granted prior to the Merger and was assumed by the Issuer in conjunction with the Merger.

Item 7.                 Material to Be Filed as Exhibits

Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 15, 2010

/s/Michael Kane
Michael J. Kane

FIVEK Investments, L.P.

By:	/s/Michael Kane
Michael J. Kane, General Partner

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as  amended, each of the  persons  named below agree to the joint filing of a statement on  Schedule 13D, including amendments thereto, with respect to the Common Stock, $0.001 par value, of Innolog Holdings Corporation, and further agree that this Joint Filing Agreement be included as an exhibit to such filings, provided that, as contemplated by Section 13d-1(k)(1)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement  may be executed in any number of counterparts, all of  which collectively shall constitute one and the same instrument.

Dated:  December 15, 2010

/s/ Michael Kane
Michael J. Kane

FIVEK Investments, L.P.

By:	/s/ Michael Kane
Michael J. Kane, General Partner